                                                                       EXHIBIT 3

                       [GOLDMAN, SACHS & CO. LETTERHEAD]

PERSONAL AND CONFIDENTIAL

April 22, 2000

Board of Directors
Safety 1st, Inc.
Canton Commerce Center
45 Dan Road
Canton, MA 02021

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Safety 1st, Inc. (the "Company") of the $13.875 per Share in cash proposed to be paid by Dorel Industries, Inc. ("Buyer") in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of April 22, 2000, among Buyer, Diamond Acquisition Subsidiary, Inc. ("Diamond"), a wholly-owned subsidiary of Buyer, and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Diamond will pay $13.875 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Diamond will be merged with and into the Company (the "Merger") and each outstanding Share will be converted into the right to receive $13.875 in cash.

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its agent in connection with securing a credit facility for the Company in January 1997, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Buyer from time to time, including having acted as the lead underwriter of a public offering of the Class B Subordinated Voting Shares of Buyer in April 1998, and may provide investment banking services to Buyer and its subsidiaries in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Buyer for its own account and for the accounts of customers.

     In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended January 1, 2000; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and

                                     Ex-3-1

Safety 1st, Inc.
April 22, 2000
Page Two

forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the juvenile products industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address the relative merits of the transaction contemplated pursuant to the Agreement as compared to any alternative business transaction that might be available to the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with such transaction or, if applicable, how any holder of Shares should vote with respect to such transaction.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $13.875 in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

                                          Very truly yours,

                                                 /s/ GOLDMAN, SACHS & CO.
                                          --------------------------------------
                                                  (GOLDMAN, SACHS & CO.)

                                     Ex-3-2